[GigaMedia Logo]

                GigaMedia Reports Third Quarter Financial Results

                       Core Offline Business Revenues Up,
               Online Broadband ISP Business Closing On Breakeven

TAIPEI, Taiwan, November 14, 2002 - GigaMedia Limited ("GigaMedia") (Nasdaq:
GIGM, www.giga.net.tw), a diversified provider of online and offline entertainment services in Taiwan, today announced its third quarter operating and financial results.

Highlights:
      o     Offline music distribution business revenues up 13% Q-o-Q.
      o Online corporate broadband ISP business (Koos Broadband Telecom Limited) achieved positive EBITDA in each month during the third quarter.
      o Operating loss in online business segment decreased 16% Q-o-Q, marking the sixth straight quarter of operational improvement, when excluding accelerated expenses and charges taken in prior periods.
      o Cash burn rate in online ISP business segment reduced by 45% Q-o-Q to NT$44.6 million.
      o Company remains in a solid financial position with approximately NT$2.2 billion in total cash, short-term investments and liquid marketable securities.

Chief Executive Officer Raymond Chang said, "We continued to improve our financial performance and competitive abilities in the third quarter. In our online consumer ISP business, we reduced the number of our low-margin one-way cable subscribers and significantly cut our cash burn rate. We also improved the performance of our broadband service, at minimal cost. In our corporate ISP operations, we added customers and achieved positive EBITDA."

Chang added, "Offline, we continued to revamp operations, carefully controlling costs and positioning ourselves for growth by investing in an improved inventory management system and preparing new store openings in improved locations. In sum, we are confident that our businesses remain on track and expect to see improved results going forward."

Chief Financial Officer Winston Hsia said, "Clear focus has led to consistent progress in our operations and financial performance over the past several quarters. In our online business during the third period, we continued to streamline our processes, improve our services and launch new products. At the same time, we improved our consumer ISP subscriber base and lowered our customer acquisition costs. Looking ahead, we are upgrading to STM4 bandwidth, which will quadruple our capacity and lower our cost structure, enabling us to further increase efficiencies and better compete for subscribers.

"Offline, despite an ongoing slowdown in overall CD market sales, we succeeded in increasing our sales," Hsia continued. "We are building our brand and market share while controlling costs. Implementation of enhanced inventory management coupled with product expansion and improved store locations should deliver sequential improvements in the financial performance of our offline operations going forward."

Consolidated Financial Results
(Third Quarter 2002 versus Second Quarter 2002)

In June 2002, GigaMedia received all required government approvals for the acquisitions of Rose Records and Tachung Records, Taiwan's two largest music store chains. GigaMedia closed the acquisition of Tachung Records on September 30, 2002, including final legal registration of stock exchanged in the transaction. Therefore, GigaMedia's offline operating results in this report include only the results of Rose Records for the third quarter of 2002. Results of Tachung Records, which operates 16 stores throughout Taiwan, are not included in this report. However, the acquisition of Tachung Records is reflected in the consolidated balance sheet made part of this third quarter results release. GigaMedia will consolidate operating results, including those of Tachung Records, in the fourth quarter of 2002.

For the third quarter of 2002, GigaMedia reported consolidated revenues of NT$595.0 million, compared with revenues of NT$543.3 million for the second quarter. The company's third quarter performance was led by results in its offline music distribution business, which recorded revenues of NT$418.8 million during the period.

Operating loss was NT$117.5 million in the third quarter compared with NT$111.4 million during the second quarter.

Non-operating income during the third quarter consisted of interest income of NT$6.1 million, foreign exchange gains of NT$58.1 million, and investment income of NT$5.6 million. Non-operating income increased from NT$2.2 million in the third quarter of 2002 to NT$67.6 million, primarily due to foreign exchange gains during the period on U.S. dollar denominated assets.

The company reported a net loss of NT$47.7 million for the third quarter versus a loss of NT$106.1 million in the previous quarter.

Cash and other cash equivalents at the end of the third quarter totaled NT$1.1 billion, with short-term investments also totaling NT$1.1 billion, compared to NT$1.1 billion and NT$775.9 million, respectively, during the previous period, representing a total increase of NT$243.3 million.

GigaMedia's long-term investments include an investment of US$10 million with a maturity date of 2005.

Business Segment Results (Third Quarter 2002 versus Second Quarter 2002)

Online Entertainment (Broadband ISP)

       Third Quarter 2002 Results Compared to Second Quarter 2002 Results

--------------------------------------------------------------------------------

      Category               3Q02                2Q02          Variation (%)
--------------------------------------------------------------------------------
   Total revenues      NT$176.2 million    NT$173.2 million          2
--------------------------------------------------------------------------------
  Access revenues      NT$168.7 million    NT$164.2 million          3
--------------------------------------------------------------------------------
    Subscribers            112,242              124,919             -10
--------------------------------------------------------------------------------
        ARPU                NT$390              NT$389               0
--------------------------------------------------------------------------------
  Total costs and      NT$264.4 million    NT$277.9 million         -5
      expenses
--------------------------------------------------------------------------------
   Operating cost      NT$168.3 million    NT$158.8 million          6
--------------------------------------------------------------------------------
        SG&A           NT$75.0 million     NT$88.0 million          -15
--------------------------------------------------------------------------------
  Operating income    (NT$88.2 million)   (NT$104.7 million)         16
       (loss)
--------------------------------------------------------------------------------
  Net income (loss)   (NT$29.2 million)   (NT$89.3 million)   (Not meaningful)
--------------------------------------------------------------------------------
  Operating cash       NT$44.6 million     NT$81.0 million          -45
   burn including
 capex (quarterly)*
--------------------------------------------------------------------------------

*We define operating cash burn including capex as EBIT plus non-cash items minus capex. Operating cash burn per month including capex declined from NT$27.0 million to NT$14.9 million, quarter over quarter.

Total Revenues Held Steady; Corporate Access Revenues Up

Total revenues for the quarter ended September 30, 2002 were relatively flat at NT$176.2 million versus NT$173.2 million for the previous quarter.

Of the total revenues recorded during the third quarter, total corporate access revenues through our wholly-owned subsidiary Koos Broadband Telecom Limited ("KBT") were NT$26.8 million, compared with NT$17.2 million in the prior period.

Continued focus on ADSL and two-way subscribers helped support ARPUs and the expiration of previous free service promotions led to a modest increase in consumer access revenues of 3% to NT$168.7 million, compared with NT$164.2 million for the quarter ended June 30, 2002. GigaMedia recognizes access revenues net of the revenue split with its cable partners.

Sales/rental/installation revenues in the ISP business, which include cable modem, ADSL retail installation packs, net cards and routers, decreased to NT$1.4 million for the third quarter from NT$2.5 million during the second quarter, primarily due to a one-time sale of service equipment by KBT during the second quarter.

Advertising revenues decreased slightly to NT$640 thousand in the second quarter from NT$691 thousand for the first quarter. The company has de-emphasized this aspect of its business and does not expect to record significant advertising revenues going forward.

The ISP business recorded content subscription revenues of NT$5.3 million during the period, as compared to NT$5.4 million during the first quarter. Content revenues consist mainly of subscriber revenues from GigaMedia's broadband videostreaming site GigaTV (www.gigatv.com.tw), which was launched toward the end of the fourth quarter of 2001.

Costs and Expenses Down

Total costs and expenses decreased 5% from NT$277.9 million to NT$264.4 million in the third quarter of 2002, due to strict expenditure controls and effective marketing initiatives.

Operating costs rose slightly in the third quarter to NT$168.3 million versus NT$158.8 million in the previous quarter, due mainly to increased headcount and telecommunication costs at KBT as that business grew. Operating costs during the period consisted mainly of costs associated with business operations and customer service departments of NT$61.0 million, telecommunications costs of NT$66.9 million, and depreciation cost of network equipment other than cable modems amounting to NT$29.8 million. Included in this quarter's operating costs was amortization of our licensing payment to our partner EMI Music Asia, which totaled NT$5.7 million. The licensing payment is related to the development of our subsidiary GigaMusic.

The company continued to record a downward trend in SG&A costs, which dropped for the fifth straight quarter. GigaMedia's SG&A costs declined by approximately NT$13.0 million, or 15%, during the quarter, while sequential access revenue grew nearly NT$4.5 million, or 3%. SG&A costs declined from NT$88.0 million to NT$75.0 million in the third quarter of 2002, driven by more cost effective marketing initiatives and tightened cost controls.

Operating Loss Narrowed

Operating loss decreased by 15.7% to NT$88.2 million from NT$104.7 million quarter over quarter.

Net Income (Loss)

Net income improved from negative NT$89.3 million to negative NT$29.2 million, resulting primarily from sales of short-term investments during this period.

Operating Cash Burn Significantly Decreased

Operating cash burn was NT$44.6 million during the quarter, or NT$14.9 million per month, versus NT$81.0 million in the second quarter, or NT$27.0 million per month. GigaMedia defines operating cash burn per month including capex as EBIT plus non-cash items minus capex.

ARPU Level With Previous Period

Blended average revenue per user ("ARPU") for GigaMedia's one-way cable, two-way cable and ADSL broadband access services was flat during the third quarter at NT$390, compared with NT$389 in the second quarter. This marked the fourth straight quarter during which the company was able to improve blended ARPU despite strong market competition and ongoing price pressure. Ongoing efforts to improve our subscriber base by growing 2-way and ADSL subscribers, while reducing 1-way subscribers, is expected to help support ARPUs going forward, but management expects minimal ARPU gains in the foreseeable future.

One-way ARPU declined 14% to NT$243 compared to NT$283 during the previous quarter, indicating light usage by these subscribers who have metered rates. ARPU for two-way cable during the period declined slightly to NT$598 compared with NT$610 during the previous period, mostly due to more aggressive marketing initiatives in the period. ARPU for ADSL for the three-month period increased 3% to NT$388 from NT$377, due primarily to sales of GigaMedia's premium 1.5Mbps service, increased tiered service packages, and expiration of free service promotions.

Offline Music Distribution (G-Music)

Consolidation of the Tachung Records record store chain is still in process. The following represents only the results of Rose Records for the three-month period.

G-Music Third Quarter 2002 Results Compared to Second Quarter 2002 Results (excluding amortization of goodwill recorded during the third quarter amounting to NT$14.6 million related to the acquisition of Rose Records)

--------------------------------------------------------------------------------
      Category               3Q02                 2Q02          Variation (%)
--------------------------------------------------------------------------------
   Total revenues      NT$418.8 million     NT$370.1 million         13
--------------------------------------------------------------------------------
        COGS           NT$361.9 million     NT$310.4 million         17
--------------------------------------------------------------------------------
    Gross margin             14%                  16%               -12.5
--------------------------------------------------------------------------------
  Total costs and      NT$433.5 million     NT$376.8 million         15
      expenses
--------------------------------------------------------------------------------
        SG&A           NT$71.4 million      NT$66.4 million           7
--------------------------------------------------------------------------------
  Operating income    (NT$14.7 million)    (NT$6.7 million)         -119
       (loss)
--------------------------------------------------------------------------------
 Net income (loss)     (NT$4.2 million)    (NT$16.8 million)         75
--------------------------------------------------------------------------------

Total Revenues Up

Total revenues for the quarter ended September 30, 2002 were NT$418.8 million, up 13% from NT$370.1 million during the prior period. The increase was partially attributable to improved CD sales during the summer period and to increased sales and marketing initiatives. GigaMedia records offline music business revenues under sales/rental/installation revenues.

Costs and Expenses Grew

Total COGS, net of return and allowance for the quarter ended September 30, 2002, was NT$361.9 million, an increase of approximately NT$51.5 million, or 17%. Gross margin for the offline music business was 14%, or NT$56.9 million. Gross margin during the period was negatively impacted by costs associated with brand building and by product mix seasonality, as lower margin popular music CD sales increase during the summer period. Going forward, unit COGS is expected to decline, resulting in improving gross margins due to larger purchase volume discounts. GigaMedia records COGS from its offline music business under cost of sales/rental/installation.

G-Music recorded an increase in SG&A costs during the third quarter of approximately NT$20.0 million, due primarily to the inclusion in general and administrative costs during this period of amortization of goodwill amounting to NT$14.6 million. Excluding amortization of goodwill during the period, SG&A rose approximately NT$5.0 million.

Operating Margin Decreased

Operating margin for the quarter ended September 30, 2002 was negative 7%, or an operating loss of NT$29.3 million. This represented an increase of approximately NT$22.6 million over the second quarter, due primarily to the inclusion this quarter of amortization of goodwill from the acquisition of the Rose Records music store chain of approximately NT$14.6 million, recorded under SG&A. Excluding this amortization of goodwill, operating loss was NT$14.7 million. Further store and operation consolidation is expected to advance operating margin and increase efficiency going forward.

Net Income (Loss) Decreased

Net income decreased from negative NT$16.8 million to negative NT$18.9 million, primarily due to amortization of goodwill recorded during the period. Excluding this amortization, net income increased from negative NT$16.8 million to negative NT$4.2 million, mostly due to foreign exchange gains on short-term assets during the period.

Business Outlook

The following forward-looking statements reflect GigaMedia's expectations as of November 14, 2002. Given potential changes in economic conditions and consumer spending, the evolving nature of broadband, and various other risk factors discussed in our 20-F filing with the U.S. Securities and Exchange Commission, actual results may differ materially.

As part of GigaMedia's commitment to strong shareholder communications, the company will issue a mid-quarter update to the Business Outlook provided below. This quarter's update is tentatively scheduled for late February 2003.

GigaMedia expects revenue growth and newly implemented cost controls in its offline G-Music business segment, combined with sequential gains from KBT, to improve the company's financial performance going forward. Online consumer and corporate broadband ISP operations in the fourth quarter may be impacted by strong competition and price-cutting by the market leader. As a result, management expects revenues and ARPU in this business segment to remain relatively flat in the fourth quarter compared with this period. Detailed expectations are provided below.

Fourth Quarter Expectations

Online - Broadband ISP

      o Total revenue and costs and expenses are expected to be flat. The company anticipates flat to slightly improved subscribers, and blended ARPU comparable with third quarter 2002 results.

Offline - Music store chains

      o Total revenues are expected to be comparable to third quarter results.

      o     Gross margins are expected to remain flat.

2002 Expectations

Online - Broadband ISP

      o Total revenue is expected to be between NT$675 million and NT$700 million.

      o Total costs and expenses are expected to be approximately NT$1.1 billion.

      o     Total subscribers are expected to be flat.

Offline - Music store chains

      o Total annualized pro forma combined revenue is expected to be between NT$2.8 billion and NT$3.1 billion.

      o     Gross margins are anticipated to be 13%-15%.

Business Development and Investment Update

o     G-Music - offline music store chains

In June 2002, GigaMedia received all required government approvals for the acquisitions of Rose Records and Tachung Records, the two leading music store chains in Taiwan. Rose and Tachung operate 35 and 16 stores, respectively, throughout Taiwan. The music stores currently sell almost exclusively music CDs. GigaMedia plans to expand products sold with new gaming products. Management is focused on cost control and is continuing to make adjustments to maximize operating efficiencies. Company streamlining has to date generated savings of approximately 25% in workforce compensation. Three stores have been closed since February with new openings planned at improved locations. GigaMedia expects the company's online operations will enable the music stores to exploit back catalog sales and, over the long-term, to become complete offline and online music distributors.

o     GigaMusic.com - online paid music site

In conjunction with GigaMedia's efforts to build GigaMusic.com into a leading Chinese music portal and diversify company revenue streams, GigaMedia made strategic investments in two music industry leaders in 2001. The company purchased a 5% equity stake in Rock Internet Corporation, the technology arm of Rock Group, the leading music company in Greater China. GigaMedia also formed a strategic alliance with EMI Music Asia, a division of EMI Recorded Music.

o     Gamania - online gaming bundling

Gamania is Taiwan's leading online gaming company. GigaMedia generated significant subscriber growth in 2001 from bundling initiatives that featured Gamania's market leading "Lineage" and "Giran" games and GigaMedia's premium ADSL. Gamania conducted an IPO on May 21 on Taiwan's over-the-counter TAISDAQ market, at which time GigaMedia liquidated a portion of its holdings in Gamania. Net proceeds from this liquidation of part of GigaMedia's holding were NT$236.4 million.

Our gain from this investment liquidation totaled NT$39.7 million. At the end of the third quarter, GigaMedia still retained 3,957,480 shares, or a 4.64% stake. Gamania's OTC share price on November 13 was NT$72.

o     Koos Broadband Telecom Limited - broadband service provider

During the second quarter of 2001, GigaMedia announced the formation of a subsidiary named Koos Broadband Telecom Limited, a 100% owned subsidiary focused exclusively on corporate subscribers. The company currently has approximately 110 corporate clients.

About GigaMedia

GigaMedia Limited (Nasdaq: GIGM) is a diversified provider of entertainment services in Taiwan. The company's online/offline business model provides the company multiple distribution channels, deep customer relationships and the ability to meet future market demands as technology drives new media and entertainment industry change.

Online, the company operates a leading broadband ISP, providing Internet access service and broadband content with multiple delivery technologies. The company's access products consist of premium cable modem and ADSL offerings, giving the company the ability to deliver superior broadband connections island-wide. GigaMedia's cable modem is a world-class platform capable of offering broadband Internet access at speeds of up to 100 times faster than traditional dial-up services. With 29 cable system partners, the company's core cable modem business passes more than 3.8 million Taiwan households, as well as 576,000 small and medium businesses. In addition, the company offers 11 interactive Chinese-language multimedia Web sites through its Web destination http://www.gigigaga.com and its co-brand site http://www.gigigaga.yahoo.com.tw.

Offline, GigaMedia operates Taiwan's two largest music store chains, Rose Records and Tachung Records. The company received all required government approvals related to the acquisition of these businesses in June 2002. Rose and Tachung had combined sales of approximately NT$3.0 billion in 2001.

Other subsidiary companies of GigaMedia include Koos Broadband Telecom Limited, a broadband service provider focused exclusively on corporate subscribers in Taiwan, as well as GigaMusic.com, an online paid music site scheduled for launch in 2002.

Strategic investors of GigaMedia include Microsoft, the world's leading software provider, and the Koos Group, a major player in Taiwan's manufacturing, finance, telecommunications, media, and cable industries.

More information on GigaMedia can be obtained from <http://ir.giga.net.tw>.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to those factors that could cause actual results to vary can be found in GigaMedia's Registration Statement on Form 20-F filed with the United States Securities and Exchange Commission in June 2002.

Contact:
GigaMedia Limited
Brad Miller, Investor Relations Director
886-2-8770-7966 ext. 1107
bradley_miller@corp.giga.net.tw

                               (Tables to follow)
================================================================================

                               GIGAMEDIA LIMITED
                          CONSOLIDATED BALANCE SHEETS
                         September 30 and June 30, 2002

                                                September 30     June 30
                                              -----------------------------
                                                    2002           2002
                                              -----------------------------
ASSETS                                               NT$            NT$
---------------------------------------------------------------------------
CURRENT ASSETS
   Cash and cash equivalents                  1,061,943,549   1,142,370,014
   Short-term investments                     1,099,661,507     775,898,161
   Accounts receivable                          152,989,137     223,304,290
   Receivable from related parties                       --              --
   Inventories-net                              427,152,575     359,235,354
   Prepaid expenses                             142,718,982      93,383,039
   Restricted cash                                       --              --
   Other current assets                         173,299,747     158,880,630
                                              -----------------------------
     Total Current Assets                     3,057,765,497   2,753,071,488
                                              -----------------------------

INVESTMENT
     Total Investments                          626,552,360   1,263,954,450
                                              -----------------------------

PROPERTY, PLANT AND EQUIPMENT-NET               814,516,445     840,498,151
                                              -----------------------------

INTANGIBLE ASSETS-NET                           704,933,550      21,295,426
                                              -----------------------------
OTHER ASSETS
     Total Other Assets                         272,864,431     249,713,191
                                              -----------------------------

TOTAL ASSETS                                  5,476,632,284   5,128,532,706
                                              =============================

LIABILITIES & SHAREHOLDERS' EQUITY
---------------------------------------------------------------------------
CURRENT LIABILITIES
   Loan                                          44,087,591      42,326,968
   Accounts payable                             699,735,993     445,590,946
   Payable to related parties                            --              --
   Payable to equipment suppliers                   104,740              --
   Accrued salaries and bonus                    31,456,503      15,770,932
   Accrued expenses                              52,858,326      58,317,829
   Lease obligations                                     --              --
   Other current liabilities                    116,944,221      22,572,434
                                              -----------------------------
     Total Current Liabilities                  945,187,374     584,579,109
                                              -----------------------------

OTHER LIABILITIES                                41,487,274      36,548,717
                                              -----------------------------

   Total Liabilities                            986,674,648     621,127,826
                                              -----------------------------

   Minority interest                            467,286,229     109,335,933
                                              -----------------------------

SHAREHOLDERS' EQUITY                          4,022,671,406   4,398,068,947
                                              -----------------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY    5,476,632,284   5,128,532,706
                                              -----------------------------

                                GIGAMEDIA LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATION
              For the quarters ended September 30 and June 30, 2002

                                               (Unaudited)     (Unaudited)

                                                   3Q02           2Q02
                                              ----------------------------
                                                   NT$             NT$
                                              ----------------------------
Operating revenue
  Access revenue                               168,677,395     164,200,511
  Sales/rental/installation                    412,200,190     368,530,396
  Web development revenues                               0               0
  Advertising revenue                              639,970         691,144
  Subscription revenue                           5,308,008       5,389,669
  Other revenue                                  8,187,766       4,450,427
                                              ----------------------------
     Total                                     595,013,329     543,262,147
                                              ----------------------------

Cost and expenses
  Operating cost                               168,278,193     158,802,906
  Cost of sales/rental/installation            367,367,366     325,751,512
  Web development expenses                               0               0
  Product development and
   engineering expenses                         15,649,946      15,713,151
  Selling and marketing expenses                88,280,954      99,425,028
  General and administrative expenses           72,938,818      54,984,956
  Other costs                                            0               0
                                              ----------------------------
     Total                                     712,515,277     654,677,553
                                              ----------------------------

Operating loss                                (117,501,948)   (111,415,406)
                                              ----------------------------
  Non-operating income (expense)
  Interest income                                6,115,005       8,954,175
  Foreign exchange gain (loss)-net              58,105,661     (48,887,422)
  Investment income                              5,626,379      44,411,441
  Gain from disposal of property, plant and
    equity                                      (2,885,587)     (3,208,948)
  Interest income (expense)                       (224,009)         (2,085)
Other non-operating income (expense)               896,503         929,611
                                              ----------------------------
  Total non-operating income-net                67,633,953       2,196,772
                                              ----------------------------
  Income Tax Benefit (expense)                    (482,960)              0
                                              ----------------------------
  Minority interest income                       2,612,202       3,126,357
                                              ----------------------------
  Pre-acquisition earnings                               0               0
                                              ----------------------------
Net income (loss)                              (47,738,753)   (106,092,277)
                                              ============================

Net loss per common share                            (0.95)          (2.12)
                                              ============================

Average shares outstanding                      50,154,000      50,154,000